SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. 2 )*

                     Atlantis Plastics, Inc.
                        (Name of Issuer)

              Class A Common Stock, $.10 Par Value
                 (Title of Class of Securities)

                           0000491561
                         (CUSIP Number)

                     Mark A. Rosenbaum, Esq.
                    Stroock & Stroock & Lavan
                        7 Hanover Square
                    New York, New York 10004
                         (212) 806-5400

                   ___________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                               November 17, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 8 Pages

                               SCHEDULE 13D


CUSIP No. 0000491561                 Page  2  of  8  Pages

1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TJS Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a)|   |
                                        (b)|   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                   |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

NUMBER OF       7   SOLE VOTING POWER         0
SHARES     BENEFICIALLY    8   SHARED VOTING POWER       0
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER    0
REPORTING
PERSON         10   SHARED DISPOSITIVE POWER  0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14  TYPE OF REPORTING PERSON*
         PN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
CUSIP No. 0000491561                    Page 3  of 8 Pages

 1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           TJS Management, L.P.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)|   |
                                          (b)|   |
3  SEC USE ONLY

4  SOURCE OF FUNDS*

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
NUMBER OF       7   SOLE VOTING POWER        0
SHARES
BENEFICIALLY    8   SHARED VOTING POWER      0
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER   0
REPORTING
PERSON         10   SHARED DISPOSITIVE POWER 0
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                  \  \
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

14  TYPE OF REPORTING PERSON*
       PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               SCHEDULE 13D

CUSIP No. 0000491561                  Page   4   of  8  Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TJS Corporation


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                    (a)|   |
                                    (b)|   |
3  SEC USE ONLY

4  SOURCE OF FUNDS*

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                         |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF       7   SOLE VOTING POWER       0
SHARES
BENEFICIALLY    8   SHARED VOTING POWER     0
OWNED BY
EACH            9   SOLE DISPOSITIVE POWER  0
REPORTING
PERSON         10   SHARED DISPOSITIVE POWER  0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  |   |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

 14 TYPE OF REPORTING PERSON*
           CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                               SCHEDULE 13D

CUSIP No. 0000491561                    Page   5    of   8  Pages

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Thomas J. Salvatore

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a)|   |
                           (b)|   |

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                       |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

NUMBER OF     7   SOLE VOTING POWER       0
SHARES
BENEFICIALLY  8   SHARED VOTING POWER     0
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER   0
REPORTING
PERSON       10   SHARED DISPOSITIVE POWER  0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
14  TYPE OF REPORTING PERSON*
         IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     The Statement on Schedule 13D dated February 21, 1995 (as subsequently amended by Amendment No. 1 ("Amendment No. 1") thereto dated July 12, 1995) (the "Schedule 13D") which was filed on behalf of TJS Partners, L.P., TJS Corporation and Thomas J. Salvatore with respect to each of such persons' beneficial ownership of shares of Class A Common Stock, $.10 par value per share (the "Shares"), of Atlantis Plastics, Inc., a Florida corporation (the "Company"), is hereby further amended and supplemented as set forth below. Terms used in this Amendment No. 2 which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

     Item 2 is hereby amended to add the following thereto:

     This Statement is being filed on behalf of the Partnership, TJS Management, L.P., a New York limited partnership ("TJSM"), TJS Corporation and Mr. Salvatore (collectively, the "Filing Persons").

     Effective July 1995, pursuant to an amendment to the limited partnership agreement of the Partnership, TJSM substituted for TJS Corporation and Mr. Salvatore as the managing and sole general partner of the Partnership.
TJSM's principal business is investment, and the address of its principal business and principal office is 52 Vanderbilt Avenue, 5th Floor, New York, New York 10017. The general partners of TJSM are TJS Corporation and Mr. Salvatore.

     During the last five years, TJSM (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended to add the following thereto:

  Between July 12, 1995 (the date of Amendment No. 1) and the date hereof, the Partnership sold an aggregate of 280,100 Shares for an aggregate sale price (without commissions) of approximately $980,350.<F1>

Item 4.  Interest in Securities of the Issuer.

     Item 4 is hereby amended to state the following:

     Subsequent to July 12, 1995, the Partnership sold an aggregate of 280,100 Shares. Accordingly, as of the date of this Amendment, none of the Filing Persons is a beneficial owner of any Shares.<F1>

<F1>
 On Amendment No. 1 the number of shares beneficially owned by each of the Partnership, and TJS Corporation and Mr. Salvatore, in their respective capacities as general partners, was incorrectly overstated by 4,200 Shares, due to clerical error. The aggregate number of Shares owned by each of the Partnership, and TJS Corporation and Mr. Salvatore, in their respective capacities as general partners, on the date of Amendment No. 1 should have been 280,100 Shares for a total purchase price (exclusive of commissions) of approximately $1,743,068.

     Schedule A hereto describes transactions in the Shares effected since July 12, 1995 by the Partnership.

     Except as set forth herein, none of the Filing Persons beneficially owns or has a right to acquire any equity interest of the Company or effected any transaction in the equity securities of the Company since July 12, 1995.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 1, 1995

                              TJS PARTNERS, L.P.

                              By: TJS MANAGEMENT, L.P., as
                                  General Partner


                              By: /c/ Thomas J. Salvatore
                                  Thomas J. Salvatore, as
                                  General Partner


                              TJS MANAGEMENT, L.P.

                              By: /c/ Thomas J. Salvatore
                                  Thomas J. Salvatore, as
                                   General Partner


                              TJS CORPORATION

                              By: /c/ Thomas J. Salvatore
                                  Thomas J. Salvatore
                                  President


                              /c/ Thomas J. Salvatore
                              Thomas J. Salvatore

                                                       Schedule A

The following table sets forth certain information concerning the Shares sold by the Partnership since July 12, 1995. All sales arise through private transactions and did not involve any broker.

                         No. of Shares       Sale Price
Date of Sale              Sold               Per Share

11/17/95                   280,100             $3.50